File Nos. 333-230334-01, 333-230334-02, 333-230334-03

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

FORM T-1

STATEMENT OF ELIGIBILITY UNDER THE TRUST INDENTURE ACT OF 1939
OF A CORPORATION DESIGNATED TO ACT AS TRUSTEE

Check if an application to determine eligibility of a Trustee

pursuant to Section 305 (b)(2)          ☒

CITIBANK, N.A.

(Exact name of trustee as specified in its charter)

A National Banking Association	13-5266470
(Jurisdiction of Incorporation or organization if not a U.S. national bank)	(I.R.S. Employer Indentifiction No.)

399 Park Ave., New York, NY	10043
(Address of principal executive office)	(Zip Code)

Jacqueline Suarez
Citibank, N.A.
388 Greenwich St.
New York, NY 10013
(713) 693-6677
(Name, address and telephone number of agent for service)

CNH Industrial Capital LLC

(Exact name of obligor as specified in its charter)

Delaware	39-1937630
(Jurisdiction of Incorporation or organization)	(I.R.S. Employer Indentifiction No.)

5729 Washington Avenue. Racine, Washington	53406
(Address of principal executive office)	(Zip Code)

GUARANTORS

Exact Name of Obligor as Specified in its Charter	State or Other Jurisdiction of Incorporation or Organization	I.R.S. Employer Identification Number	Address of Principal Executive Offices

CNH Industrial Capital America LLC	Delaware	76-0394710	5729 Washington Avenue Racine, Wisconsin 53406

New Holland Credit Company, LLC	Delaware	23-2844171	120 Brubaker Avenue New Holland, Pennsylvania 17557

Debt Securities

(Title of the indenture securities)

Item 1.   General Information.

Furnish the following information as to the trustee:

(a)                                 Name and address of each examining or supervising authority to which it is subject.

Name	Address

Comptroller of the Currency	Washington, D.C.

Federal Reserve Bank of New York	New York, NY
33 Liberty Street
New York, NY

Federal Deposit Insurance Corporation	Washington, D.C.

(b)           Whether it is authorized to exercise corporate trust powers.

Yes.

Item 2.   Affiliations with Obligor.

If the obligor is an affiliate of the trustee, describe each such affiliation.

None.

Items 3. -15. Not Applicable

Item 16.  List of Exhibits.

List below all exhibits filed as a part of this Statement of Eligibility.

Exhibits identified in parentheses below, on file with the Commission, are incorporated herein by reference as exhibits hereto.

Exhibit 1 - Copy  Articles of Association of the Trustee, as now in effect  (Exhibit 1 to T-1 to Registration Statement No. 2-79983).

Exhibit 2 - Copy of certificate of authority of the Trustee to commence business  (Exhibit 2 to T-1 to Registration Statement No. 2-29577).

Exhibit 3 - Copy of authorization of the Trustee to exercise corporate trust powers  (Exhibit 3 to T-1 to Registration Statement No. 2-55519).

Exhibit 4 - Copy of existing By-Laws of the Trustee  (Exhibit 4 to T-1 to Registration Statement No. 33-34988).

Exhibit 5 - Not applicable.

Exhibit 6 - The consent of the Trustee required by Section 321(b) of the Trust Indenture Act of 1939 (Exhibit 6 to T-1 to Registration Statement No. 33-19227).

Exhibit 7 - Copy of the latest Report of Condition of Citibank, N.A. (as of December 31, 2019 - attached).

Exhibit 8 - Not applicable.

Exhibit 9 - Not applicable.

SIGNATURE

Pursuant to the requirements of the Trust Indenture Act of 1939, the Trustee, Citibank, N.A., a national banking association organized and existing under the laws of the United States of America, has duly caused this statement of eligibility to be signed on its behalf by the undersigned, thereunto duly authorized, all in The City of New York and State of New York, on the 23rd day of June, 2020.

CITIBANK, N.A.

By:	/s/ Jacqueline Suarez
Jacqueline Suarez
Senior Trust Officer

EXHIBIT 7 REPORT OF CONDITION OF CITIBANK, N.A. CONSOLIDATED BALANCE SHEET Citigroup Inc. and Subsidiaries December 31, 2019 2018 In millions of dollars Cash and due from banks (including segregated cash and other deposits) $ 23,967 $ 23,645 Securities borrowed and purchased under agreements to resell (including $153,193 and $147,701 as of December 31, 2019 and 2018, respectively, at fair value) 251,322 270,684 Trading account assets (including $120,236 and $112,932 pledged to creditors at December 31, 2019 and 2018, respectively) 276,140 256,117 Available-for-sale debt securities (including $8,721 and $9,284 pledged to creditors as of December 31, 2019 and 2018, respectively) 280,265 288,038 2019 and 2018, respectively) 80,775 63,357 Equity securities (including $1,162 and $1,109 as of December 31, 2019 and 2018, respectively, at fair value) 7,523 7,212 Loans: Corporate (including $4,067 and $3,203 as of December 31, 2019 and 2018, respectively, at fair value) 389,935 381,836 Allowance for loan losses (12,783) (12,315) Goodwill 22,126 22,046 Other assets (including $12,830 and $20,788 as of December 31, 2019 and 2018, respectively, at fair value) 107,709 109,273 The following table presents certain assets of consolidated variable interest entities (VIEs), which are included on the Consolidated Balance Sheet above. The assets in the table below include those assets that can only be used to settle obligations of consolidated VIEs, presented on the following page, and are in excess of those obligations. In addition, the assets in the table below include third-party assets of consolidated VIEs only and exclude intercompany balances that eliminate in consolidation. December 31, 2019 2018 In millions of dollars Cash and due from banks $ 108 $ 270 Investments 1,295 1,796 Consumer 46,977 49,403 Loans, net of unearned income $ 63,152 $ 68,662 Total loans, net $ 61,311 $ 66,810 Total assets of consolidated VIEs to be used to settle obligations of consolidated VIEs $ 69,506 $ 69,944 Statement continues on the next page. 126 Other assets73151 Allowance for loan losses(1,841)(1,852) Corporate16,17519,259 Loans, net of unearned income Trading account assets6,719917 Assets of consolidated VIEs to be used to settle obligations of consolidated VIEs Total assets$1,951,158 $1,917,383 Intangible assets (including MSRs of $495 and $584 as of December 31, 2019 and 2018, respectively, at fair value)4,8225,220 Total loans, net$686,700 $671,881 Loans, net of unearned income$699,483 $684,196 Consumer (including $18 and $20 as of December 31, 2019 and 2018, respectively, at fair value)309,548302,360 Total investments$368,563 $358,607 Held-to-maturity debt securities (including $1,923 and $971 pledged to creditors as of December 31, Investments: Brokerage receivables39,85735,450 Deposits with banks169,952164,460 Assets

CONSOLIDATED BALANCE SHEET
(Continued)
Citigroup Inc. and Subsidiaries

In millions of dollars, except shares and per share amounts	December 31, 2019	2018
Liabilities		
Non-interest-bearing deposits in U.S. offices	$ 98,811	$ 105,836
Interest-bearing deposits in U.S. offices (including $1,624 and $717 as of December 31, 2019 and 2018, respectively, at fair value)	401,418	361,573
Non-interest-bearing deposits in offices outside the U.S.	85,692	80,648
Interest-bearing deposits in offices outside the U.S. (including $695 and $758 as of December 31, 2019 and 2018, respectively, at fair value)	484,669	465,113
Total deposits	$ 1,070,590	$ 1,013,170
Securities loaned and sold under agreements to repurchase (including $40,651 and $44,510 as of December 31, 2019 and 2018, respectively, at fair value)	166,339	177,768
Brokerage payables	48,601	64,571
Trading account liabilities	119,894	144,305
Short-term borrowings (including $4,946 and $4,483 as of December 31, 2019 and 2018, respectively, at fair value)	45,049	32,346
Long-term debt (including $55,783 and $38,229 as of December 31, 2019 and 2018, respectively, at fair value)	248,760	231,999
Other liabilities (including $6,343 and $15,906 as of December 31, 2019 and 2018, respectively, at fair value)	57,979	56,150
Total liabilities	$ 1,757,212	$ 1,720,309
Stockholders' equity		
Preferred stock ($1.00 par value; authorized shares: 30 million), issued shares: **719,200 as of December 31, 2019** and 738,400 as of December 31, 2018, at aggregate liquidation value	$ 17,980	$ 18,460
Common stock ($0.01 par value; authorized shares: 6 billion), issued shares: **3,099,602,856 as of December 31, 2019** and 3,099,567,177 as of December 31, 2018	31	31
Additional paid-in capital	107,840	107,922
Retained earnings	165,369	151,347
Treasury stock, at cost: **985,479,501 shares as of December 31, 2019** and 731,099,833 shares as of December 31, 2018	(61,660)	(44,370)
Accumulated other comprehensive income (loss) (AOCI)	(36,318)	(37,170)
Total Citigroup stockholders' equity	$ 193,242	$ 196,220
Noncontrolling interest	704	854
Total equity	$ 193,946	$ 197,074
Total liabilities and equity	$ 1,951,158	$ 1,917,383

The following table presents certain liabilities of consolidated VIEs, which are included on the Consolidated Balance Sheet above. The liabilities in the table below include third-party liabilities of consolidated VIEs only and exclude intercompany balances that eliminate in consolidation. The liabilities also exclude amounts where creditors or beneficial interest holders have recourse to the general credit of Citigroup.

In millions of dollars	December 31, 2019	2018
Liabilities of consolidated VIEs for which creditors or beneficial interest holders do not have recourse to the general credit of Citigroup		
Short-term borrowings	$ 10,031	$ 13,134
Long-term debt	25,582	28,514
Other liabilities	917	697
Total liabilities of consolidated VIEs for which creditors or beneficial interest holders do not have recourse to the general credit of Citigroup	$ 36,530	$ 42,345

The Notes to the Consolidated Financial Statements are an integral part of these Consolidated Financial Statements.

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